Exhibit 99.1

Amryt Pharma Shareholders approve acquisition of Amryt Pharma by Chiesi Farmaceutici

Transaction Expected to Close in Q2 2023

Dublin, Ireland, March 22, 2023 Amryt Pharma Plc (“Amryt”) (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing, and commercializing novel treatments for rare diseases, is pleased to announce that all resolutions presented to shareholders at today’s shareholder meetings held to consider and vote on the proposed acquisition of Amryt by Chiesi Farmaceutici S.p.A., (the “Transaction”) were duly passed. The full text of each resolution was included in the notice of the shareholder meetings posted to shareholders on February 16, 2023, and is available on the Company's website  www.amrytpharma.com/investors.

The waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the Transaction has expired. The closing of the Transaction remains subject to certain other regulatory approvals and the satisfaction or waiver of certain other customary closing conditions, including obtaining the sanction of the High Court of Justice of England and Wales. Amryt expects the Transaction will close in the second quarter of 2023.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets. For more information on Amryt, including products, please visit www.amrytpharma.com.

Forward-Looking Statements
This announcement contains forward-looking statements regarding Amryt, including, but not limited to, statements related to the proposed acquisition of Amryt and the anticipated timing thereof, and other statements that are not historical facts. You can generally identify forward-looking statements by the use of forward-looking terminology such as the words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties, many of which are beyond Amryt’s control.

Actual timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: Chiesi’s and Amryt’s ability to complete the acquisition on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory approvals, the sanction of the Court and satisfaction of other closing conditions to consummate the acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive Transaction agreement relating to the proposed acquisition; risks related to diverting the attention of Chiesi’s and Amryt’s management from ongoing business operations; failure to realize the expected benefits of the acquisition; significant Transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed Transaction, including resulting expense or delay; the risk that Amryt’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; Chiesi’s ability to fund the cash consideration for the acquisition; the risks that the conditions to payment for the contingent value rights issued in connection with the Transaction will not be met or that such contingent value rights will otherwise never delivery any value to Amryt shareholders; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future regulatory filings, financial performance and results of the combined company following completion of the acquisition; pharmaceutical product development and the uncertainty of clinical success; the regulatory approval process; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; effects relating to the announcement of the acquisition or any further announcements or the consummation of the acquisition on the market price of Amryt ADSs or ordinary shares; regulatory initiatives and changes in tax laws; market volatility; and other risks and uncertainties affecting Amryt, including those described from time to time under the caption “Risk Factors” and elsewhere in Amryt’s Securities and Exchange Commission (“SEC”) filings and reports, including the Scheme Circular published by Amryt in connection with the Transaction and furnished to the SEC on Form 6-K, Amryt’s Annual Report on Form 20-F for the year ended December 31, 2021 and any filings on Form 6-K which Amryt has filed or may file in the future. Moreover, other risks and uncertainties of which Amryt is not currently aware may also affect Amryt’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Investors are cautioned that forward-looking statements are not guarantees of future performance.

The forward-looking statements made in this announcement are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by Amryt on its website or otherwise. Amryt does not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made other than to the extent required by applicable law.

Important Additional Information and Where to Find It
This announcement is not a substitute for the Scheme Circular or any other document that may be filed or furnished by Amryt with the SEC. Investors and security holders are urged to carefully read the entire Scheme Circular (which includes an explanatory statement in respect of the Scheme of Arrangement in accordance with the requirements of the U.K. Companies Act 2006 and is available to view at https://amrytpharma.com/investors/) and other relevant documents as and when they become available because they will contain important information.

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons in possession of this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom and the United States and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom or the United States.

No Offer or Solicitation
This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in respect of such actions in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Amryt Contacts
Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com
Tim McCarthy, LifeSci Advisors, LLC, +1 (917) 679 9282, tim@lifesciadvisors.com